Exhibit 99.2

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

Dated September 13, 2010

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the audited consolidated financial statements and the notes thereto for years ended April 30, 2010 and 2009, prepared in accordance with Canadian generally accepted accounting principles.

Additional information relating to MegaWest, is available on SEDAR (www.sedar.com) or on the Company’s website (www.megawestenergy.com).

OVERVIEW

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States. Its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund related expenditures.

In December 2008, the Company reduced its staff and suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and obtaining financing.  During the spring and summer of 2009, to provide funding to re-start steam injection operations on its Deerfield Missouri acreage, the Company closed a 10% working interest disposition in its Deerfield Missouri project area for proceeds of $2,163,400 (US $2,000,000) and closed the sale of 22,000 Series A Preferred Shares (“Preferred A Shares”) with a stated value of US $100 each for proceeds of $2,379,740 (US $2,200,000).  Following closing of the transactions, MegaWest re-started its Deerfield, Missouri project and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive. Certain equipment upgrades are currently underway, based upon a detailed review of the reservoir production response to date. The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will continue to require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve enhanced production results, reserve assignment and profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, working interest farmouts or any combination thereof.

At April 30, 2010, MegaWest had a working capital deficiency of $213,025. On April 29, 2010 the Company secured a line of credit with a private lender for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects.   The credit facility is available up to a maximum of U.S. $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain Missouri properties.   The credit agreement can be terminated by the Company upon 30 days notice. At the date of this MD&A, there was no balance owing under this credit facility.

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes, the conversion of the outstanding Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

Features and terms of the financing are as follows:

Senior Secured Convertible Notes (the “Senior Notes”):

•	Funding Amount: US $2,500,000

•	Term: to January 30, 2012.

•	Conversion Price: US $0.05 per common share

•
Redemption: The Senior Notes are redeemable in cash at any time or convertible into common shares at the Company’s option if the underlying shares are freely tradable and common shares trade at or above US $0.25 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $75,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Senior Note holders may elect to receive the redemption in common shares at the Conversion Price.

•
Coupon: 8% cash or 12% in additional Senior Notes at the Company’s option until January 30, 2011 and at the Senior Note holders option thereafter.  The coupon rate is quoted annually and payable quarterly.

•	Seniority: The Senior Notes are senior secured obligations secured against Company’s oil and gas assets in the state of Missouri.

•
Warrants: One warrant has been issued to the Senior Note holders for each US $0.05 principal amount of the Senior Notes for a total of 50,000,000 warrants.  Warrants are exercisable at $0.05 per share until July 29, 2013

Junior Secured Convertible Notes (the “Junior Notes”):

•	Investment Amount: 22,000 Preferred A Shares plus accumulated dividends of $301,069 were converted into US $2,501,069 of Junior Notes.

•	Term: to July 30, 2013

•	Conversion Price: US $0.05 per common share

•
Redemption: The Junior Notes are redeemable in cash at any time or convertible into common shares at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $75,000 per day for the same 20 day period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Junior Note holders may elect to receive the redemption in common shares at the Conversion Price.

•	Coupon: 5% cash or 7.5% in additional Junior Notes, at the Company’s option. The coupon rate is quoted annually and payable quarterly.

•	Seniority: The Junior Notes are secured by the same assets as the Senior Notes, but rank behind the Senior Notes in priority.

Option to Acquire Series B Preferred Shares:

The expiry date on the outstanding option to acquire Series B Preferred Shares has been extended to May 24, 2011.

Share Consolidation:

As part of the financing, the investors and the Company have agreed that the Company will endeavour to effect a share consolidation on the basis of one new common share for a minimum of five existing common shares at the next Annual and Special Meeting.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

Anti Dilution:

The holders of the Senior Notes and the Junior Notes shall be extended full anti-dilution protection on all convertible securities including notes and warrants. Post share consolidation, anti-dilution protection shall have a floor of US $0.10 until July 29, 2013.

Right of Participation:

Until July 29, 2011, while either the Senior Notes or the Junior Notes remain outstanding, the holders shall have a right to 100% participation in future financings of the Company subject to a 15-day notice period. While the Senior Notes and the Junior Notes remain outstanding, holders shall have a right of participation in all future financings.

Working Interest Acquisition:

Effective July 1, 2010, MegaWest reacquired a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from Mega Partners 1, LLC (“MP1”) in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects. A receivable owed to MegaWest by MP1 as at July 1, 2010, has been converted into a note receivable that is recoverable from 50% of the gross overriding royalty, with outstanding balances to bear interest at the U.S. bank prime rate plus three percent (3%).  MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

In addition to its right to acquire additional interest in the Missouri Deerfield area MP1 also obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

The Company’s audited consolidated financial statements for the year ended April 30, 2010 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  On July 30, 2010, the Company raised US $2.5 million in a financing with a group of its existing shareholders. The Company is using its available cash primarily for development activities on its Missouri oil projects and is currently in a position where it expects that it will need to raise additional funds by means of additional equity issuances, debt financing or selling of working interests in order to continue these development activities.  There is significant uncertainty about the Company’s continued ability use the going concern assumption which presumes the Company’s ability to continue to be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

SELECTED ANNUAL INFORMATION
	2010	2009	2008
Interest income	$6,541	$154,680	$712,763
Net loss (1)	$(4,912,479)	$(37,194,937)	$(17,903,023)
Net loss per share	$(0.04)	$(0.29)	$(0.23)
Total assets	$25,721,698	$27,436,357	$48,555,322
Long-term debt	-	-	-
Capital stock (2)	$86,126,601	$83,597,427	$83,905,607
Shareholders’ equity	$24,185,790	$26,299,731	$44,743,759
Common shares outstanding	133,289,472	133,244,472	95,131,666
Weighted average number of common shares	133,255,445	130,358,921	79,413,793

(1)	Includes impairment charges of $1,194,559, $34,260,109 and $5,891,223 recorded on oil and gas assets in fiscal 2010, 2009 and 2008, respectively.

(2)	Includes share capital, preferred shares, warrants and options on preferred shares and equity portion of convertible promissory notes.

RESULTS OF OPERATIONS

Operational and Project Review
Cost	Missouri	Kentucky	Montana	Texas	Kansas	Other	Total
Balance, April 30, 2008	$6,583,270	$21,740,461	$9,901,535	$300,000	$2,935,475	$775,574	$42,236,315
Additions	11,687,925	1,978,998	1,546,772	661,692	395,522	1,048,636	17,319,545
Impairment	-	(20,503,054)	(9,928,428)	(661,692)	(3,166,935)	-	(34,260,109)
Pre-commercial oil sales, net	(426,567)	-	-	-	(64,082)	-	(490,649)
Balance, April 30, 2009	17,844,628	3,216,405	1,519,879	300,000	99,980	1,824,210	24,805,102
Additions	4,904,323	50,237	16,390	-	-	4,462	4,975,412
Transfers and recoveries	41,080	-	-	(1,770)	(3,868)	(41,080)	(5,638)
Disposition	(2,163,400)	-	-	-	-	(390,000)	(2,553,400)
Impairment	-	-	(839,186)	(298,230)	-	(57,413)	(1,194,559)
Pre-commercial oil sales, net	(1,634,721)	-	-	-	-	-	(1,634,721)
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$-	$96,112	$1,340,449	$24,392,196

Missouri

Including the Deerfield acreage, the Company’s Missouri lease holdings totaled 38,119 net mineral acres with an average 96 percent operating interest (36,588 company net acres).  On separate 320 acre tracts at Deerfield, MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 110 development production wells, 38 steam injection wells and 12 service and observation wells.  Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells.  60% of Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns.  Cumulative production at Marmaton to date is 41,100 bbls of oil.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. Cumulative production at Grassy Creek to date is 17,200 bbls of oil.

Upon completion of the ICO Fund and MP1 funding transactions on August 28, 2009, the Company restarted steam injection operations at both Marmaton River and Grassy Creek in mid-September 2009.  Both the Grassy Creek and Marmaton River projects responded positively to steam injection.  Thermal observation wells at Grassy Creek showed ideal vertical conformance of the developing steam chamber, while Marmaton River production wells showed excellent permeability.  As production rates ramped up, it was necessary to perform certain modifications to surface facilities to optimize delivery of steam to, and recovery of oil from, the reservoir.  Those modifications were completed and both facilities are now performing as required, allowing the Company’s operations team to focus on production well and reservoir performance. The Company is currently working over virtually all of its production wells in both projects.  Pumps are being upgraded, thermal and pressure data acquisition equipment is being installed, and well logs are being run to identify swept versus un-swept areas of the reservoir.  Steam injection and production have been temporarily suspended while these initiatives are being executed. Upon successful completion of these initiatives, the Company will re-start steam injection and production wells.  Following the resumption of production, both chemical surfactant and seismic stimulation technologies will be tested. Previous production operations achieved encouraging initial oil production rates of up to 300 bbls per day of clean sales oil. MegaWest expects with this additional investment in technology, coupled with what we have learned from our initial production operations, that production will ramp up beyond previous highs and ultimately approach project design rates.

It is anticipated that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

MegaWest is selling all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales.  MegaWest purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas.  Natural gas is the largest input cost for the Company's operations; therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.

Kentucky

The Kentucky lease holdings include a 37.5 percent working interest in 29,147 unproved net mineral acres (10,930 company net acres).

At April 30, 2010, the remaining costs of $3,266,642 (2009 - $3,216,405) represent the Company’s estimate of the fair value of the leases.

Montana

The Montana leases include an average 55.3 percent working interest in 15,688 unproved net mineral acres (8,673 company net acres) covering two prospects, Teton and Devils Basin.  At Teton (14,513 net mineral acres), the Company has a 53.7 percent working interest. The Loma acreage expired on its own terms in late 2009.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

Acquisition of new 2D seismic over the Teton prospect was completed and processed during fiscal 2009. Additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

During the year ended April 30, 2010, the Company recorded an impairment charge of $839,186 (2009 - $9,928,428) on the Montana project.  The impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by lease sales in the area, the remaining long-term nature of the leases with farmout potential and related seismic value.

Texas

Costs accumulated on the project relate to land acquisition, geological and geophysical activities and exploration drilling.  During the year ended April 30, 2010, the Company recorded an impairment charge of $298,230 (2009 - $661,692; 2008 - $5,891,223). The impairment was recorded as the Company has no plans to continue exploration on these lands.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 385 net mineral acres. The Company has no near-tern plans to proceed with the project. The April 30, 2010 carrying amount of the Kansas property represents the estimated salvage value of the project equipment.

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.  During the year ended April 30, 2010, the Company sold certain steam generation equipment for cash proceeds of $390,000 and recognized $57,143 of impairment on an unserviceable steam generator.

FINANCIAL REVIEW
	Three months ended April 30		Years ended April 30
	2010	2009	2010	2009
Interest income	$388	$2,908	$6,541	$154,680

Expenses
Impairment of oil and gas assets	1,194,559	374,618	1,194,559	34,260,109
General and administrative	1,036,994	827,020	3,408,928	4,719,210
Foreign exchange loss (gain)	217	16,479	105,976	(1,800,058)
Interest and accretion on promissory notes	-	-	-	24,036
Depreciation and accretion	83,475	44,080	209,557	146,230
	2,315,245	1,262,197	4,919,020	37,349,617
Net loss	$(2,314,857)	$(1,259,289)	$(4,912,479)	$(37,194,937)
Net loss per share	$(0.02)	$(0.01)	$(0.04)	$(0.29)
Weighted average number of shares - basic and diluted	133,289,472	133,244,472	133,255,445	130,358,921

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

Three months Ended April 30, 2010

MegaWest reported a net loss of $2,314,857, ($0.02) per share basic and diluted, for the three months ended April 30, 2010, compared with a net loss of $1,259,289, ($0.01) per share basic and diluted for the comparable 2009 period.  The loss in 2010 was mainly attributable to the $1,194,559 impairment of oil and gas assets recognized in the fourth quarter of 2010 (2009 - $374,618) and administrative expenses of $1,036,994 (2009 - $827,020).

General and administrative expenses are detailed in the table below:
	Three months ended April 30		Year ended April 30
	2010	2009	2010	2009
Stock-based compensation:
Stock options	$236,740	$118,170	$492,200	$797,570
Shares issued for services	-	-	8,048	254,614
Less: capitalized portion	(9,519)	(1,764)	(18,789)	(350,841)
	227,221	116,406	481,459	701,343
Salaries and benefits	295,853	351,640	1,498,440	2,947,852
Professional fees	241,787	(14,471)	488,512	502,712
Investor relations	6,772	67,394	47,564	216,142
Office and administrative	309,595	297,704	1,007,298	1,300,594
Information technology	35,426	54,955	55,064	243,969
Less: capitalized portion	(79,660)	(46,608)	(169,409)	(1,193,402)
	809,773	710,614	2,927,469	4,017,867
	$1,036,994	$827,020	$3,408,928	$4,719,210

The primary variances in general and administrative expenses for the three months ended April 30, 2010 as compared to 2009 are as follows:

•
Stock-based compensation expense of $227,221 (2009 - $116,406), net of the capitalized portion, was recorded for the three months ended April 30, 2010.  The increase in stock-based compensation from 2009 to 2010 is primarily due to effect of options granted in fiscal 2010 for which the estimated fair value per option was higher, on average, than options granted in previous years as well as less forfeitures in the current period..

•
Salary and benefit costs of $295,853 (2009 - $351,640) was recorded during the three months ended April 30, 2010.  Overall decrease in salaries and benefit costs is due to the reduced staffing level compared to 2009.

•
Professional fees totaled $241,787 (2009 - $14,471 recovery) and consist of legal, audit, accounting and tax advisory fees.  Professional fees incurred in the 2010 include costs related to the Company’s dispute with its landlord (see Contingencies and Contractual Obligations section).

•
Investor relations expenses of $6,772 (2009 - $67,394) for the three months ended April 30, 2010 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged in the quarter.

•
Office and administrative costs during the three months ended April 30, 2010 totaled $309,595 and remained comparable to those incurred in the fourth quarter of 2009 ($297,703).  Office and administrative costs are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

•
Information technology costs during the three months ended April 30, 2010 totaled $35,426 (2009 - $54,955) and mainly consists of part-time IT consulting, software license and maintenance fees.  Decrease in information and technology costs is due to fewer IT consultants engaged in the quarter.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

Year Ended April 30, 2010

MegaWest reported a net loss of $4,912,479, ($0.04) per share basic and diluted, for the year ended April 30, 2010, compared with a net loss of $37,194,937, ($0.29) per share for the year ended April 30, 2009.  The loss for fiscal 2010 included $3,408,928 (2009 - $4,719,210) of general and administrative expenses and $1,194,559 (2009 -$34,260,109) of impairment of oil and gas assets.

General and administrative expenses are detailed in the preceding table.  The primary variances for the year ended April 30, 2010 as compared to 2009 are as follows:

•
Stock-based compensation expense of $481,459 (2009 - $701,343) was recorded for the year ended April 30, 2010.  The overall decrease in stock-based compensation from 2010 to 2009 is primarily due to the vesting of certain options granted in prior years for which stock-based compensation was recorded in 2009 but is no longer recognized in 2010 and to options forfeited in fiscal 2010 for employees and a director that are no longer with the Company.

•
Salary and benefit costs of $1,498,440 (2009 - $2,947,852) was recorded during the year ended April 30, 2010.  Overall decrease in salaries and benefit costs is due to the significantly reduced staffing levels compared to 2009.

•
Professional fees totaled $488,512 (2009 - $502,712) and consist of legal, audit, accounting and tax advisory fees.  Overall decrease in the professional fees in 2010 is primarily due to the reduced audit and tax consulting fees compared to 2009.

•
Investor relations expenses of $47,564 (2009 - $216,142) were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged during the period.

•
Office and administrative costs during the year ended April 30, 2010 totaled $1,007,298 (2009 - $1,300,594) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The decrease is primarily due to the re-negotiated lease terms on the Calgary office combined with no lease payments made since December 2009 (see Commitments, Contingency and Contractual Obligations section) and the closing of a field office in Missouri.

•
Information technology costs totaled $55,064 (2009 - $243,969) and mainly consists of part-time IT consulting, software license and maintenance fees.  Decrease in information and technology costs is due to fewer IT consultants engaged during 2010.

•
During the year ended April 30, 2010, the Company capitalized $169,409 of general and administration expenses compared to $1,193,402 in 2009.  The decrease in capitalized expenses is due to lower capital activities (see Operational and Project Overview) as well as reduced staffing levels and corresponding salaries and benefits.

The foreign exchange loss of $105,976 for the year ended April 30, 2010 resulted primarily from the translation of U.S. dollar denominated cash balances into our Canadian dollar functional currency, while the U.S. dollar weakened against the Canadian dollar during fiscal 2010.  The $1,800,058 foreign exchange gain for the year ended April 30, 2009 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency.  The Canadian dollar decreased in value compared to the U.S. dollar during fiscal 2009.  The Company has not entered into any foreign exchange hedging agreements.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS
(000’s except per share amounts)
	Fiscal 2010				Fiscal 2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income ($)	-	3	2	2	3	30	59	63
Net loss ($) (1)	(2,315)	(878)	(872)	(850)	(1,259)	(3,498)	(31,324)	(1,114)
Net loss per share ($) (2)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)	(0.24)	(0.01)
Total assets ($)	25,862	27,321	27,946	26,476	27,436	28,886	33,851	63,015

(1)	Larger losses incurred in Q2 and Q3 of 2009 and Q4 2010 were a result of impairments recorded on mineral properties and oil and gas assets.

(2)	Sum of quarters may not add to total for the year due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

On August 28, 2009, the Company signed agreements with ICO Fund, investors and MP1 to recapitalize the Company and enable the restart of its Missouri projects.  In addition, this agreement provided the basis for a strategic, long-term relationship between ICO Fund and the Company involving options for future financing and working interest participation.

On April 29, 2010 the Company secured a natural gas purchase line of credit with a private lender for a line of credit for the sole purpose of buying natural gas to fuel the Company’s steam generators on its Marmaton River and Grassy Creek projects.   The credit agreement is available up to a maximum of U.S. $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  At the date of this MD&A, there is no balance drawn on this facility.

On July 30, 2010, the Company closed a financing with a group of existing shareholders for the provision of U.S. $2.5 million of funding.

The Company continues to be in the development stage as oil production and sales for each of the Company’s projects in Missouri have not yet achieved commercial production levels.  Equipment upgrades are currently in progress and management expects to restart steaming operations by the end of September 2010. The Company will need to raise additional cash in order to continue development activities. While management is currently evaluating plans and alternatives to raise additional cash through raising additional equity, issuing additional debt and/or through a possible disposition of mineral properties, no definitive arrangement has been agreed to date.

With these agreements and the recovery of crude oil prices, MegaWest re-started its Missouri projects in September 2009.  The development of the projects will require further funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, working interest farmouts or any combination thereof.

Investing Activities

In August 2009 the Company disposed of a 10% working interest in the Deerfield area of Missouri for proceeds of $2,163,400.  These proceeds were used to fund the restart of the Company’s operations in September 2009.  During the year ended April 30, 2010, the Company incurred $3,529,078 of cash expenditures on its oil and gas assets, net of cost recoveries and pre-commercial oil sales, of which $909,265 was spent during the fourth quarter of fiscal 2010.  The Company also sold certain steam generation equipment in the fourth quarter of fiscal 2010 for cash proceeds of $390,000.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

As at April 30, 2010 the Company had a $312,495 receivable related to joint venture capital and operating costs owing by MP1 on its Marmaton River and Grassy Creek projects in Missouri. MP1 has a 10% working interest in the projects. Subsequent to year end, the Company and MP1 entered into an arrangement whereby the Company acquired MP1’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010. Under this arrangement, the Company converted the receivable to a promissory note and the Company will recover the balance of the amount due from 50% of the gross overriding royalty payments to MP1. During the time the long term receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S. bank prime rate plus three percent (3%).

Financing Activities

During the second quarter of fiscal 2010 the Company entered into a private placement whereby it issued preferred shares and warrants to raise a net $2,512,126.

During the third quarter of fiscal 2010, the Company issued 45,000 common shares for services and granted 4,132,000 stock options at an average exercise price of US $0.14 per share to directors and employees.  These options expire on November 26, 2014.

During the year ended April 30, 2010, the departure of certain employees and a director of the Company resulted in the forfeiture of 912,500 stock options.

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares is as follows:

As at	September 13 2010	April 30 2010	April 30 2009
Common shares (1)	133,289,472	133,289,472	133,244,472
Preferred A Shares (2)	-	34,592,957	-
Preferred A Warrants (3) (7)	15,400,000	15,400,000	-
Preferred B Shares (4) (7)	20,000,000	20,000,000	-
Preferred B Warrants (4) (7)	10,000,000	10,000,000	-
Senior Notes (5) (7)	50,000,000	-	-
Senior Warrants (5) (7)	50,000,000	-	-
Junior Notes (2) (7)	50,021,370	-	-
Consultant Warrants (8)	3,600,000	-	-
Stock Options (1) (6)	9,198,000	10,698,000	7,478,500
Accrued Senior Notes (interest) (7)(9)	756,164	-	-
Accrued Junior Notes (interest) (7)(9)	315,203	-	-
	342,580,209	223,980,429	140,722,972

(1)	As at September 13, 2010, senior management and directors held an aggregate total of 11,326,443 common shares and 7,100,000 stock options.

(2)
On July 30, 2010, US $2,200,000 plus US $301,069 of accumulated dividends on Preferred A Shares, originally convertible into common shares of the Company at US $0.07 per common share, were converted to US $2,501,069 of Junior Notes.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.05 per common share at the Company’s option under terms and conditions specified in the existing agreement for Preferred A Shares.

Page | 10

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

(3)	The Preferred A Warrants remain as issued on August 28, 2009. Each warrant allows the holder to purchase a common share at US $0.25 per share for a period of five years from issuance.

(4)
Pursuant to the agreements with MP1, until November 26, 2010 (extended to May 24, 2011), the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Preferred B Shares”), for up to US $2,000,000 on similar terms to the Preferred A Shares except the conversion price is US $0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Preferred B Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $150,000 per day for the same 20 day period. In conjunction with the Preferred B Share issuance, the Company will issue to the Investors up to 10,000,000 warrants (“Preferred B Warrants”).  Each Preferred B Warrant allows the holder to purchase a common share at US $0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to Preferred B Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

(5)
On July 30, 2010, the Company issued US $2,500,000 of Senior Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.05 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior Warrant”) has been issued to the holder for each $0.05 principal amount of the Senior Notes for a total of 50,000,000 warrants.

(6)	Subsequent to April 30, 2010, the Company granted a total of 400,000 stock options to two employees. In addition, 1,900,000 options were forfeited due to the resignation of a director.

(7)
As at September 13, 2010, the investors in the Company’s two most recent financings held warrants and notes that give them the rights to own a total of 196,492,737 common shares upon potential future exercise and conversion of the warrants and notes.

(8)
On July 30, 2010, the Company hired an independent oil operations consulting group to assist with exploration of the Missouri Deerfield area under a nine month contract. The consulting group was issued 3,600,000 warrants exercisable at $0.05 per share as part of their fee arrangement.

(9)
As at September 13, 2010, the holders of the junior notes and the senior notes would have accrued interest on their holdings in the amount of $15,760 and $37,808 respectively. These interest amounts are payable in additional junior notes and senior notes which are then convertible to common share at $0.05 per share.

At September 13, 2010, Senior Management and Directors held 3% and 5% respectively of the Company’s issued and fully diluted shares.

CONTINGENCY AND CONTRACTUAL OBLIGATIONS

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable by the Company until remediation had been completed by the Landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent to the Landlord since December 2009. During the remediation process, the Company engaged an independent environmental testing company (the “Consultant”) to test for air quality and to test for the existence of other potentially hazardous conditions.

Page | 11

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

The testing revealed the existence of potentially hazardous mould in various carpet samples and the Consultant gave specific written instructions for the effective remediation of the premises. During the remediation process, the Landlord did not follow the Consultant’s instructions for correction of the potentially hazardous mould situation and subsequently, in June 2010, the landlord gave notice and declared the premises to be ready for occupancy. The Company re-engaged the Consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the Landlord to be in default of the lease and the lease terminated.

The Landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the Landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685. The Landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,187 which otherwise would have been due as follows:

2011	$447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$1,510,817

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligations:

At April 30, 2010 pursuant to employment agreements with four senior officers, the Company is obligated to pay up to $838,000 under certain events around employment termination. On June 30, 2010, the President and Chief Executive Officer of the Company resigned, thereby reducing this obligation to $578,000.

(c)	Legal proceedings

Except as noted below and above under contingency; there are no legal actions either in process or pending and the Company is not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on the Company’s financial position or profitability.

Page | 12

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

REPORTING REQUIREMENTS

•
The Company is a reporting issuer in Alberta, Canada and as such has certain reporting obligations. On September 7, 2010 the Alberta Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in Alberta until it files its April 30, 2010 financial statements and management discussion and analysis (filed) and the Alberta Securities Commission revokes or varies this order.

•
The Company is also an OTC reporting issuer under British Columbia Instrument 51-509 and as such has certain reporting obligations in British Columbia, Canada.  On September 8, 2010 the British Columbia Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in British Columbia until it files its April 30, 2010 financial statements and management discussion and analysis (filed), an annual information form for the year ended April 30, 2010, which is currently being prepared, and the Executive Director of the British Columbia Securities Commission makes an order revoking the cease trade order. The Company believes that upon making the above noted filings that it will be in compliance with its regulatory filings and that the Alberta and British Columbia cease trade orders will be lifted.

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties were in the normal course of operations and measured by the exchange amount, which is the amount agreed upon by the transacting parties.  Specifically, during the years ended April 30, 2010, 2009 and 2008, the Company entered into the following transactions with related parties:

•
A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  For the years ended April 30, 2010, 2009 and 2008, the Company paid $2,275, $13,145 and $211,474, respectively, for these services.

•
During the years ended April 30, 2010, 2009 and 2008, Company paid $102,851, $116,416 and $nil, respectively, in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 1 to the annual consolidated financial statements for the years ended April 30, 2010 and 2009.  The consolidated financial statements are prepared in conformity with Canadian GAAP.

The preparation of the financial statements requires making estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis the Company evaluates the estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price, the valuation of preferred shares and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in the following.

Oil and Gas Operations

MegaWest follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centers.  These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves once the underlying property in considered proved.  The costs related to unproved properties are not subject to depletion.  At April 30, 2010, our properties were assessed to be unproven.  Factors used to make this assessment included commercial production levels on demonstration projects for an extended period of time and the existence of proved reserves which are not yet considered commercially viable and which require additional capital to complete their ultimate development.

Page | 13

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

The capitalized costs in each unproved project are assessed to determine whether it is likely such costs will be recovered in the future.  Costs which are not likely to be recovered in the future are written-off.  We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net revenues.

Management prepared estimates of future net revenues using internal and independent estimates of resource potential.  The process of estimating quantities of resource potential is inherently uncertain and complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Our resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions.  Additional assumptions and estimates used in the future net revenue calculations include:

•	estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;

•	estimates of operating costs, which vary with equipment and facility efficiency, inflation; and

•	estimates of future capital costs, which vary with inflation, equipment and facility performance.

•
Significant changes in these factors could reduce our estimates of future net revenues and accordingly could result in an impairment of our oil and gas assets.  Management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, the Company recorded a $1,194,559 impairment charge on its properties of during the year ended April 30, 2010 (2009 - $34,260,109; 2008 - $5,891,223).

Fair Value of the Company’s Common Shares, Options and Warrants

MegaWest completed a number of share based transactions fiscal 2008, many of which also had an effect in fiscal 2009.  Under Canadian GAAP, share based transactions are recorded at their fair values.  Generally, the best indicator of fair value of a company’s shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques including recent arm’s length market transactions between knowledgeable, willing parties.

In addition, the fair value of options and warrants granted and the incremental fair value of the extension of warrants, were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input.  To January 2008, MegaWest used recent arm’s length transactions, specifically private placements, as indicators of fair value. Subsequently, the Company used the quoted market price of the Company’s shares.

Share based transactions impact a number of financial statement items including stock-based compensation expense, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

The determination of whether the market for our shares is active and liquid is based on significant judgments including the volatility of the share price, volume of shares traded  in relation to total shares outstanding and value of shares traded in relation to total company market capital.

Page | 14

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

CHANGES IN ACCOUNTING POLICIES

On May 1, 2009, MegaWest adopted the following new accounting standards from the Canadian Institute of Chartered Accountants (“CICA”).  Prior periods have not been restated.  The adoption of these policies had no impact on the Company’s financial position or results of operations however the policies did result in new disclosures.

•
Section 3064 Goodwill and Intangible Assets which replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets.

•
EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which clarifies that an entity must consider its own risk and the credit risk of the counterparty when measuring the fair value of derivative instruments.

•
Amendments to Section 3855 Financial Instruments - Recognition and Measurement. The changes bring greater consistency between Canadian GAAP, International Financial Reporting Standards (“IFRS”) and US GAAP regarding the timing of impairment recognition for debt instruments. The amendments allow more debt instruments to be classified as loans and receivables. In addition, the amendments require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading.  The transitional provisions are complex and are accompanied by disclosure requirements to explain any reclassifications made on adopting the amendments.

•
Amendments to Section 3862 Financial Instruments - Disclosures.  The amendments require improved and consistent disclosures about fair value measurements of financial instruments and liquidity risk. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. In the first fiscal year of application, an entity need not provide comparative information for the disclosures required by the amendments.

PENDING ACCOUNTING CHANGES

The Company is currently assessing the impact of these following new standards on its consolidated financial statements:

•	Business Combinations and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB”) issued Section 1582 Business Combinations, Section 1601 Consolidations and Section 1602 Non-controlling Interests.  Section 1582 replaces Section 1581 Business Combinations and provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3 Business Combinations. Section 1601 and Section 1602 replaces Section 1600 Consolidated Financial Statements.  Section 1602 provides the Canadian equivalent to International Accounting Standard (“IAS”) 27 Consolidated and Separate Financial Statements, for non-controlling interests.  These standards are effective for the Company on May 1, 2011.

•	Equity

In August 2009, the AcSB issued amendments to Section 3251 Equity as a result of issuing Section 1602 Non-controlling Interests. The amendments require non-controlling interests to be recognized as a separate component of equity.  The amendments apply only to entities that have adopted Section 1602 and are not expected to have an impact on the Company’s financial statements.

Page | 15

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

•	IFRS

The AcSB has confirmed that accounting standards in Canada will converge with IFRS.  The Company will be required to adopt IFRS effective May 1, 2012 with a restatement of the comparative periods for fiscal 2011 including an opening balance sheet as at May 1, 2011.  Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies and increased note disclosures which must be addressed.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has completed a high-level review and preliminary assessment of the differences between Canadian GAAP and IFRS. This assessment has provided insight into what are anticipated to be the most significant areas of difference applicable to the Company.   The next step is to perform an in-depth review of the significant areas of difference and select ongoing IFRS policies. Key areas addressed will also be reviewed to determine any information technology issues, the impact on internal controls over financial reporting and the impact on business activities including the effect, if any, on covenants and compensation arrangements.

The Company will also continue to monitor standards development as issued by the IASB and the AcSB as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of its adoption of IFRS.

The following IFRS standards are considered most relevant to the Company’s conversion process:

IFRS 1 - First-time Adoption of IFRS which generally requires that an entity apply all IFRS standards retrospectively, with specific mandatory exemptions, and a limited number of optional exemptions. A preliminary assessment of the available exemptions has been completed.

Elections made upon transition to IFRS can have a significant impact on the level of time and effort needed for the conversion to IFRS. The following optional exemptions appear to be the most applicable to the Company:

a)	Fair value as deemed cost - This exemption provides the Company with the option to elect specific fair values as the deemed cost of any qualifying item of property, plant and equipment;

b)
Deemed cost of full cost oil and gas assets - This exemption provides the Company with the option of measuring exploration and evaluation assets and assets in the D&P phases at the amount determined for the cost centre under Canadian GAAP. The cost of the D&P assets are allocated to the underlying assets on a pro rata basis using reserve volumes or reserve values as of the transition date;

c)	Business combinations - This exemption provides the Company with the option of not applying IFRS 3 Business Combinations to business combinations that took place before the date of transition;

d)
Share-based payments - This exemption provides the Company with the option of not applying IFRS 2 to equity-settled share-based payment transactions issued after November 7, 2002 and which have vested before the date of transition; and,

e)
Decommissioning liabilities - If the exemption discussed under b) is utilized, the Company may then measure decommissioning, restoration and similar liabilities at the transition date in accordance with IAS 37 and recognize, directly in retained earnings, any difference between that amount and the Canadian GAAP carrying amount of the liabilities at the transition date.

Page | 16

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

In addition to these exemptions, IFRS 1 provides other exemptions that are available on transition to IFRS. These exemptions may become useful for the Company to consider in the future.

IFRS 6 - Exploration and Evaluation of Mineral Resources (“E&E”) requires that costs associated to the exploration for and evaluation of resources be recorded separately from the costs associated to the development of resources. Assets within this category are not depreciated and are tested for impairment when events suggest that the carrying amount may exceed the recoverable amount.

IAS 16 - Property, Plant and Equipment requires that assets be assigned to a cash generating unit and be depreciated over the useful life of each significant component.  This requires a useful life assessment at a potentially lower level than under current Canadian GAAP and potential amendments to the accounting system to enable the tracking of costs at both a component and cash generating unit level.

IAS 36 - Impairment of Assets involves an impairment test at the cash generating unit level using either proven or proven and probable reserves whereby the recoverable amount, defined as the higher of the fair value less costs to sell or value in use, is compared to the carrying value of the assets.  Impairments are likely to be triggered at an earlier date under IFRS as this test involves a one step approach utilizing discounted cash flows at a potentially lower asset group than currently required under Canadian GAAP.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets will impact the calculation and presentation of the asset retirement obligation. This calculation will now include both legal and constructive obligations based on managements estimate and will be discounted based on the risk specific to the asset to be retired which is likely to be a lower discount rate.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company’s exposure to each of these risks, and the Company’s objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  As at April 30, 2010, the maximum credit exposure is the carrying amount of the accounts receivable of $464,314 and the long-term receivable of $312,495 (2009 - accounts receivable $77,628). The majority of the Company’s cash and cash equivalents are held in Canadian bank deposit accounts.  Accordingly, the Company views credit risk on cash and cash equivalents as minimal.

There is a risk that the long term receivable will not be realized if the Company’s Marmaton and Grassy properties do not produce any oil and thereby result in no gross overriding royalties from which the Company would recover the receivable.

The Company did not provide for any doubtful accounts nor was it required to write-off any receivables during the years ended April 30, 2010 and 2009.  The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

Page | 17

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

As at April 30, 2010, the Company considers its accounts receivable to be aged as follows:

Not past due	$416,314
Past due by more than 90 days	48,000
$464,314

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.

A one percent change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $1,000 change in the net loss in 2010.

There are no exchange rate contracts in place.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  Interest earned on cash and cash equivalents is at nominal rates and therefore, the Company does not consider interest rate risk to be significant.  The Company has no interest-bearing financial liabilities as at April 30, 2010.   There are no interest rate swaps or financial contracts in place.

Page | 18

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

Fair Value

The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy is as follows:

•	Level 1 - quoted prices in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 - inputs for the asset or liability that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. Cash valued at level 1.   At April 30, 2010, the Company does not hold any other financial instruments subject to valuation through the hierarchy.

At April 30, 2010, the fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

RISKS AND UNCERTAINTIES

MegaWest has yet to attain profitable operations and because the Company  needs additional financing to fund its exploration activities, there is a doubt about the Company’s ability to continue as a going concern.

To date, MegaWest has acquired interests in five oil and gas properties; however, the Company has not established a proved project on any of its properties that generates commercial revenues.  The Company’s short-term prospects depend upon the success of the production response to steaming and other remedial operations at its Marmaton River and Grassy Creek projects in Missouri.  For the fiscal year ended April 30, 2010, MegaWest incurred a net loss and comprehensive loss of $4,912,479 and has an accumulated deficit of $84,084,211 to April 30, 2010.  The Company has not generated significant revenues nor has it realized a profit from operations to date.  Any profitability in the future from the business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein.

MegaWest requires additional financing to continue as a going concern.

The Company will need additional financing to fund the development of its projects to commercial viability.  The July 30, 2010 closing of the US $2,500,000 financing with a group of existing investors provides a portion of the funds required to fulfill the Company’s plans.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

The oil and gas industry is highly competitive and MegaWest may be unsuccessful in acquiring further leases.

The oil and gas industry is intensely competitive.  MegaWest competes with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds.  We may be unable to raise the necessary funds or complete any projected work.

MegaWest’s primary and most valuable assets are pledged as security against the Company’s indebtedness.

In order to finance its exploration activities with a view toward establishing commercial operations, the Company has pledged its assets in Missouri as security against its line of credit, Senior Notes and Junior Notes. Default by the Company on the terms of any of these credit instruments could lead to foreclosure and the ultimate loss of these assets

Page | 19

MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

As MegaWest’s Missouri, Kansas, Kentucky, and Montana properties are in early stages of development, the Company may not be able to establish commercial reserves on these projects.

Exploration for commercial reserves of oil and gas is subject to a number of risk factors.  Few of the prospects that are explored are ultimately developed into producing oil and/or gas fields.  To April 30, 2010, a portion of the reserves associated with the Missouri Marmaton River and Grassy Creek projects are classified as developed producing.  A limited amount of developed non-producing reserves have been assigned to the Company’s Chetopa Kansas project.  MegaWest may not be able to establish commercial reserves on any of these projects and is therefore considered to be an exploration stage company.

The potential profitability of oil and gas ventures depends upon factors beyond the control of MegaWest, any of which may have a material adverse effect on the Company.

The potential profitability of oil and gas projects is dependent upon many factors beyond the Company’s control, including:  world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls; adverse weather conditions can hinder drilling and production operations; production from any well may be unmarketable if it is impregnated with water or other deleterious substances; and the marketability of oil and gas which may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on the Company.  Exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of the Company’s operations.

Oil and gas operations in United States are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.  Various permits from government bodies are required for drilling and production operations to be conducted; we may not receive such permits.  Furthermore oil and gas operations in the United States are also subject to federal and state laws and regulations including, but not limited to:  the construction and operation of facilities; the use of water in industrial processes; the removal of natural resources from the ground; and the discharge/release of materials into the environment.

Environmental standards imposed by federal and state authorities may be changed and such changes may have material adverse effects on the Company’s activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on MegaWest.  Additionally, the Company may be subject to liability for pollution or other environmental damages which the Company may elect not to insure against due to prohibitive premium costs and other reasons.  MegaWest’s current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations.  When and if MegaWest establishes reserves or enters into production, the Company will become subject to additional regulations which do not currently pertain to the Company or affect current operations.

Exploratory drilling involves many risks and MegaWest may become liable for pollution or other liabilities which may have an adverse effect on the Company’s financial position.

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. The Company may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on MegaWest’s financial position and operations.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

MegaWest has oil and gas leases in respect of the real property associated with its projects, but the real property may be subject to prior unregistered agreements, or transfers, which have not been recorded or detected through title searches.

MegaWest has oil and gas leases with respect to the real property associated with its projects and the Company believes its interests are valid.  These leases do not guarantee title against all possible claims.  The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research.  If the oil and gas leases to the real property associated with MegaWest’s projects are challenged, the Company may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if the Company loses its interest in such leases.

Shareholders' interests in the Company will be diluted and investors may suffer dilution in their net book value per share if MegaWest issues additional shares or raise funds through the sale of equity securities.

MegaWest’s constating documents authorize the issuance of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.  In the event that the Company is required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in the Company may be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.  If MegaWest does issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Upon exercise or conversion of certain dilutive instruments such as convertible Senior Notes, convertible Junior Notes and warrants, the owners of these rights and the resulting common shares would have significant influence regarding share ownership.  This concentration could lead to conflicts of interest and difficulties for  investors effecting corporate changes, and could adversely affect the Company's share price.

As of September 13, 2010, the holders of the Senior Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of 195,421,360 common shares or 57.8% of the fully diluted common shares of MegaWest, and could have the ability to control all matters submitted to MegaWest's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control the Company's management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of MegaWest’s shares.

Trading of MegaWest common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell the Company’s shares.

The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  MegaWest’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of US $5,000,000 or individuals with a net worth in excess of US $1,000,000 or annual income exceeding US $200,000 or US $300,000 jointly with their spouse.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  Management believes that the penny stock rules discourage investor interest in and limit the marketability of the Company’s common shares.

The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell the Company’s shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy MegaWest common shares, which may limit your ability to buy and sell the Company’s shares and have an adverse effect on the market for the Company’s shares.

MegaWest’s articles contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them.

MegaWest’s articles contain provisions that state, subject to applicable law, every director or officer of the Company must be indemnified, subject to the limitations of the Business Corporations Act (Alberta), against all losses or liabilities that the Company's directors or officers may sustain or incur in the execution of their duties.  The Company's articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our Company.  Such limitations on liability may reduce the likelihood of litigation against MegaWest’s officers and directors and may discourage or deter shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Because MegaWest has not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on the Company’s ability to raise capital and/or the Company’s share price.

Some of the Company’s directors and officers serve or may serve as directors or officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures.  To the extent that MegaWest has dealings with such companies or ventures, certain of the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings.  Pursuant to the provisions of the Business Corporations Act (Alberta), the Company’s directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to the Company.  However, the MegaWest’s lack of a formal conflicts of interest policy may make it difficult for the Company to raise additional capital because institutional investors may be unable to invest in the Company.

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MegaWest Energy Corp.
Management’s Discussion and Analysis
As at and for the year ended April 30, 2010
(in Canadian dollars unless otherwise indicated)

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements, such as those under Liquidity and Capital Resources, are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.

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